Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance on the Hurdle Rate Podcast by Matthew Cole, Chief Executive Officer, of Strive, Inc. (“Strive”), Ben Werkman, Board Member and Jeff Walton, Chief Risk Officer of Strive,  on September 23, 2025. A link to the podcast is here: https://www.youtube.com/watch?v=6cfdK5PWsxI

Hurdle Rate

Tue, Sep 23, 2025 10:24AM • 50:33

Tim Kotzman  00:23

You Tim. Welcome back to the hurdle rate episode 28 a very special episode. I'm Tim kotzman. I'm here with Ben Workman, Matt Cole, Jeff Walton and Joe Burnett. And without further ado, I'm just gonna hand it right over to Matt. Matt, what's been going on the last week?

Matt Cole  00:45

A lot except for no sleep, is the short version of it. Yeah, I think we that this merger between Semlar Scientific and Strive, I believe, is from the words of our banker Cantor, the fastest merger to come together that they've ever seen. And so we'll get into all the details on it. But I just think this is from a from a speed and execution on on both sides, and dedication to get something done on this timeline is really unprecedented. And so just to rewind, today's Monday, the 22nd one week ago, last Monday, we were just talking about it was Strive's first day as a publicly traded company. And so it's in in Bitcoin world. You know, I always say it's dog years and that things move really quick. But this is this has taken it to another level, and to the point that I was trying to do research on ChatGPT, and I asked our bankers to do some research, we are not aware of another company to go public and then enter an agreement, definitive agreement, to acquire another company one week in US capital markets history. And so I just, you know, I actually that the challenge anyone listening can, can someone find an example of something like that that happened faster because I can't, so I always have to use the words I believe because I believe, because I can't, but I can't definitively confirm it. So would love someone to prove me wrong on that so I or not prove me wrong. So maybe I could take off the I believe and just say it is. But for now, it's, I believe, but I guess, just to take a step back, because I think this is, this is a major, major story, and we'll all get into it. And obviously we have Joe Burnett on another special guesty front from the Semler team. And you know, would be just pumped to be able to do be bring him on to Strive full time and going to think more highly of them, but I've been over the belief that some consolidation in this space makes sense for a long time, and it comes down to what is our objectives. Our objectives are obviously to maximize long run value for our shareholders, outperform Bitcoin over the long run and then over the short run, increase Bitcoin per share. And so when we were looking at at Semler is like, Okay, you have literally the second publicly traded us, Bitcoin Treasury company, super innovative company that Eric Semler took and saw this as the best direction for their company. And I think that that's a big signal, just like in a different way, I think that really good podcasters are also a good signal of people that you want on your team. And I know that people like people don't like that, but, but it's comes down to, what I like to say is that give me the athlete that can go talk about it, and then I can also do it. That's the person I want in my corner every day, versus just one of those things. But I looked at their team, obviously, bringing Joe on board, Natalie on the board, and just said, this is a talented group of people. They have a lot of Bitcoin. And what can we do together? And I think what we could do together is we have a much larger stack of Bitcoin. We will be able to access the capital markets in a way that I think would drive down costs for both sides. So I think it's accretive in that way. And then obviously, we have a very clean balance sheet. We've laid out ambitions to get a preferred equity out there in 2025, and when you, when you bring more Bitcoin into the equation, that makes that type of an offering even more institutional, right? There's, there's a reason. It's like Strive was, you know, we laid out ambitions before this was even a consideration to do this merger, and I think you know that we would have been able to get there. But you know, there's a reason that it's only Strategy in the market right there, because of the size that they have, the ability to bring in these large banks in, get these preps out into the market and their capital structure, and this is going to be able to amplify that for us in a major way. And then lastly, and I just want to tease this, but I want to go deeper later in the podcast. You look at, you know, Semler as is pre merger and trading below NAV, then that means that the bitcoin is undervalued, and you could write the operating business down to zero. And when we're looking at. The operating business side over there, I think the bottom line is, is that it's on brand for something that actually is really interesting and actually something that's very meaningful to I know the Semler team, but also the strive team, from myself, many of the strive team members, including people like our CFO Ben that came from the biotech industry and our largest shareholder, Vivek Ramaswamy, people love preventative health care. They love getting in front of it that that's actually a much better way to fix health crises in the country, to find a problem earlier, versus just go to the doctor and find out you have stage four cancer. And so that's a big part of the MAHA movement that is near and dear to a lot of our hearts. And I think just you know, talking about it with a lot of the people you know in the Strive circle, I think there's potential to give that, that operating business, a broader mandate, a broader mandate around preventative health care, with a new management team and a broader mandate and then and then monetize it. Because my belief is that it's not going to beat the hurdle rate of Bitcoin, but I do believe that there's a lot of way to kind of pivot and rebrand and drop down a company that will have a mission that I think will be meaningful to a lot of people and still make money while preserving our optionality to accrete Bitcoin in a concentrated and focused manner. And so that's a handful of the things that I thought made a lot of sense. But maybe to start, kick it over to Joe, and then we'll go around the horn on just different thoughts and have a good conversation on this?

Joe Burnett  06:41

Yeah, absolutely I can start off. I mean, from my perspective, I'm incredibly excited about this transaction. Obviously, I started the year at a company called Unchained, and I collaborated on a research report with the Strive team, actually kind of revolving around using Bitcoin as a hurdle rate for capital allocation. So it's kind of funny that this podcast and the hurdle rate podcast, and now, you know, after this transaction, being a part of the Strive team. So couldn't be more excited I, you know, I watched the last podcast that you guys did with this and you went through the board, and I think, you know, the Strive board is incredible for a number of different reasons. And I think you guys have that good long term commitment towards Bitcoin, increasing Bitcoin per share over time. You understand that Bitcoin is the hurdle rate for capital allocation. And I'm super excited this deal came together. And couldn't be more excited about the future of Strive and Semler.

Jeff Walton  07:41

Yeah. What an exciting time. This is this entire weekend. Everybody I know is running down super short sleep and just slammed full of caffeine and wondering if there's going to be a day that we do get some sleep here in the near future. But what it what a cool case study. I think we're we're going to look back at this moment in time. I think this is going to accelerate creativity in the space and one really unique thing. And just thinking about just Semler as last year and a half, going from being a self proclaimed zombie company to adding Bitcoin to the balance sheet to now being in this position where getting acquired by another company that has Bitcoin on balance sheet, and in that adding Bitcoin to balance sheet the very beginning provided optionality financially for Semler. And so I think there's 1000s of companies in the world that are sitting in a very similar type situation that are zombie companies, and may see this optionality and provide a future roadmap for how to potentially save their company or provide them more optionality and financial strength in the future. So I think this is just an incredibly exciting transaction, very novel, cashless transaction, so effectively utilizing shares as currency. And I think this this will be studied for decades, and I think there will be dozens of transactions that will follow utilizing a similar framework. So it's just incredibly exciting time to be in this space. And this is the digital transformation, I guess, of M&A now we are, we're just taking it. We're just transforming every component of the business cycle digitally.

Joe Burnett  09:33

So, yeah, I agree, Jeff, and just add on a few more thoughts, like, I think buying Bitcoin on the corporate level requires courage, right? And you know, most large, publicly traded companies today are filled with, you know, older people that are going to just do what is customary and traditional. And you know, they don't want to rock the boat too much. And it's these zombie companies like strat or like Semler. And you. Other zombie companies around the world that were growth companies at some point then became value companies, just funneling free cash flow that were used to stack up cash or due stock buybacks or large dividends, and Eric Semler, being the visionary that he is and the investor that is willing to actually go against the grain and kind of be the natural underdog, and, you know, and not just follow what everyone else is doing. Decided to adopt, you know, the Bitcoin Treasury strategy in May of last year, and now with, you know, over 5,000 Bitcoin on Semler balance sheet, like it does give Se like the optionality and like true concrete value in this, you know, digital capital asset that sits on the balance sheet, you know, it's worth over $500 million like that is incredibly valuable. And I think, you know, just like you pointed out, we're going to see more and more zombie companies over time adopt Bitcoin as a treasury reserve asset. And I think Strive is, you know, obviously going to be leading the way in a really big way. And you know, the success of Strategy, and, you know, eventually Strive and all these other Bitcoin Treasury companies is just going to show the market that, like, Hey, we're standing on this Bitcoin bridge that exists. The bridge is very solid. It's not breaking. Come on the bridge with us, and you'll perform, you know, pretty well as well. So I'm super excited.

Jeff Walton  11:20

We're going to call you Joe Carnegie now, I guess.

Joe Burnett

I like it.

Ben Werkman  11:23

Yeah, I think what's so unique about this transaction in particular is it sends a message out to the market. You know, there was this feeling that was going on out there, the sentiment that was happening where people were looking at these companies that started to trade below their net asset value, and they started to view them as as hopeless, and that there was no way out from that, that it was kind of a death blow for Bitcoin Treasury companies. And I think the emergence of M&A in this space is a huge signal out to the market that that's not the case. And the one thing that I particularly like about this transaction and the fact that Strive and Semler here are combining two teams and two shareholder bases that have been passionate about the Bitcoin acquisition, acquisition strategy and utilizing the capital markets is it signals to the market that it's time to be bold, right? This is the moment to make the moves there's because because we've been a little bit spoiled watching Strategy at such tremendous scale, I think a lot of people that are looking at this market don't realize how hard it is to achieve that scale. And there can be an understanding out there when you look at two companies like Strive and like Semler, where they both achieve significant scale by any measure in the market. But you realize that when you combine that scale together, you really do become more than the sum of its parts, right? It really ignites the next phase of this strategy to be able to efficiently and effectively access those credit markets, to be able to scale in a big way. It pushes you years down the timeline from what it takes most companies to achieve this, you know, Strategy, they had to build up slow, you know. And we forget that, because we only see the result. And a lot of people that are coming into the market only see the end result. They missed a lot of the journey. It was really slow and steady for years, and then they really put their foot on the gas, you know, the later half of 2024, so for the new companies that are coming into this market, being that there's really only one primary issuer in the preferred market today, with Strategy, these other companies are seeing the benefit of achieving scale themselves and being able to look at these transactions and figure out a way where both shareholder bases win, right the acquiring company, you're increasing your Bitcoin per share. You're increasing your NAV which is going to give you increased leverage capacity to go out into the markets and raise. For the Semler shareholders, it gives them the opportunity to both join in on a ship that can move faster than either ship can move on its own, and they get the benefit of the Fiat win on the other side with the share price. So I think that this is just a great example into your point, Jeff, this is one that's going to be looked at very closely, particularly in the next couple months. Because I don't think this is the last of M&A in this space. I think this is opening people's eyes to what's possible, you know. And so when Matt was on stage in Bitcoin Vegas, saying, you know, we're going to look at things a little different, and we're going to deploy Alpha strategies, and we're going to look at ways where we can be creative to really create a growth engine that's going to propel us a decade into the future here. You know, this is what he meant, and being able to do this one weekend, you know, quite frankly, I don't know how he's standing up. I think we were on a call at 1:30 in the morning, still ironing out the details on this. And so it's just an incredible, incredible testament to both the Strive team and the Semler team to be able to come together on a deal like this in such a short time frame that just kicked off, really what last Thursday. So it's an incredible time. Line timeline to close something like this. And I think it just sets up a really bright future for this combined company.

Matt Cole  15:05

Yeah, I do want to break on that note news that has not been released yet, though, and that's that it actually kicked off at the Unconference on Wednesday, and then it really picked up steam on Thursday, really quick and and the reason is, is, you know, probably on a normal week after that conference, that would be the top story for us to talk about. Because I do think that, and we will definitely get there today. But, you know, I mean, what an amazing group of people that you and Ed, Tim brought together for a conference in and the fact that I'm not joking when I say this. If I was not in New York at that conference, this would not have happened. And so the value for a quick, moving space to be able to innovate. Think about the art of the possible. And then, you know the the same that happens in the space that you can just make things happen. And it started there, and then it started there, and it got into a discussion of, you know, we think we could get this done and announce pre market Monday, and lawyers and bankers are like, What? No way. There's no chance. And but, the dedication and the willingness to be innovative, right to not have just an old, stodgy, exec team or board, frankly, on both sides, but one that says, let's think about this from a business perspective, and if it makes sense, let's run, let's not sleep. Let's do everything we can, because we do know how quickly that this space moves and and that sort of energy and dedication. I mean, I'll tell you that. I mean, when I when I we've looked at a few of these types of things. I mean, we laid out, as you know, when we announced that we're going to do this, that M&A was part of how we would think about building our Bitcoin war chest. And I'll tell you that it's not, it's surprising to me from that perspective. But also the asset management side of strive and doing engagements with corporations over the years, how slow public companies move and how bureaucratic it is and and unwilling to work you know, outside of normal business hours and and that's not what we're seeing here. That's not how we built our team. And I think it's, it's why we are, you know, we've talked about why we're, why we've made some of the decisions, because of, we have a bunch of sharks at our at our on our team, and we're going to be adding to the sharks. And it kind of gets even to another point that I've really been and thesis that I really believe in, and that's that you don't need a ton of people to run a great Bitcoin Treasury company. But if you actually want to be great, you need a real team, like it's not two people. If you if you had two people, this would have never happened. There's so many different decisions. We would have been saddled with convertible debt right now. That'd be an overhang on the company. If we had two people, like, probably would have done a SPAC, like all these things. You got to have a team of people that's willing to work hard, that's smart, that's principled, that has high agency, and that's what we built with our team and our in our board. And I mean, in one week, you kind of see how we start cooking. And I mean, I, I will make a prediction. We will not be announcing our next merger next week. But, yeah, TBD, if you know hit me in the Twitter DMS, if, if you want to join, join the rocket ship with us. But, but in all seriousness, we just started, and you're starting to see that execution and, and I think it's, it's, it's contagious. It's contagious when our board gets in a room together, and that's, you know, in the sports world, what they call chemistry, right? You can put a bunch of smart people together and they're either greater than the sum of their parts, or they're less than the sum of the parts, and that's that's something that is, you know, dependent on the group of individuals and their character, their their work ethic and their willingness to to get together. And we have that right now, and it's fun.

Tim Kotzman  19:15

Yeah, it is contagious. And Matt, the leadership that you've and the whole team have shown just reminds me of the words entrepreneur and intrepreneur, right? Maybe right now, Ed and I are entrepreneurs, right? If Ed wasn't back there with the guy by the door, like wrangling people, things would have fell apart. And I'm not embellishing, if I wasn't up there, like opening up sandwiches at lunch, things might have fell apart a little bit. And what I see you guys doing is, you know, I think I'm using the word correctly, intrapreneur and to the contagious part. I mean, I did send a few messages today. I'm like, You guys are connected to Matt, right? So, right. I mean, when you lead, it's definitely noticed, and I think there's a lot of people that are noticing it right now. So I. Um, and just underscoring how important it is to get to together face to face at different events. And I'd be curious to hear Matt or or anyone else. How do you guys think about like you can't just fly around the world constantly? Well, I mean, you could. But how do you decide between I'm going to this event or I'm going to do a zoom call, because I think that's where we are right now, where both are really important to, like, conserve your energy, but also get out there and make it happen.

Matt Cole  20:29

I'll kick it off. So, I mean, you definitely can't do go to every single event. There's, there's way too many. I have found value in giving most events a try and seeing how they work out some of the events that I went to this year, I did not think they'd be valuable, but I just went out of curiosity to see and they were extremely valuable, and so kind of understanding that but, but also just having a team, and a team, you can divide and conquer a little bit, where certain people can go to Certain events, certain people can go to other ones. And and having a presence and building out those connections, I think, are, are extremely valuable, because this, this space, is a very, in a sense, worldwide or in the United States, distributed space that leads to, just for the core business, more of a remote framework, if you want to maximize for talent. And my view is you maximize for talent because there's just not enough talent in the space, which is why I hope things like True North can actually continue to be a breeding ground for talent, not just for Strive, but for the entire ecosystem, because there's not enough talent right there. And that, you know, is a longer conversation for another day. But if that's the only thing that True North ever does, I think that is a great service for the Bitcoin community and also for the people that are, that are that, you know, rise up and prove themselves as podcasters and then, and then get jobs, right? But, but I think you got to go out there and you make connections, and it's really hard work. It's hard work. And so you got it. You got to stay fresh. People got to take care of themselves, go touch grass. But ultimately, this is a 24/7 market, and so you build a team, set the right incentives and let them cook.

Jeff Walton  22:13

And the securitization of this stuff is still very trust driven, so there's still a lot of you know, relationships that you're making with bankers and investors, and especially if you're going this corporate structure route, anybody could go buy cold storage Bitcoin and go to any one of these and party with their friends that speak the same language. But a lot of trust is developed in meeting a lot of these people face to face and having conversations in person. It also completely removes the bot element of Twitter, so you actually understand what the true underlying sentiment of people that is that are working in a space actually is. And that was fascinating to see this last week. Is there, there was just infectious energy everywhere. There was not a single bot, negative person in the entire room of the 500 people that were there. So it's easy to get confused by what the sentiment is on Twitter. And then you go to an event like this, and you you see the people that actually work in this space, and it's completely different. So I think it's really valuable to hit them frequently, these different events. But to your point, Matt and Tim, it's just you can't go to all of them. You just got to pick and choose. And if you got a team that's great and trust your team to go make relationships and build the whole thing.

Ben Werkman  23:36

Think what's what's really important is being in the position to be able to capitalize on these types of events, and that's what this was this week. I mean, obviously you and Ed put together an incredibly high quality, high caliber event. I mean, truly, Tim, this was one of the more fruitful events that I'd been to. I mean, the type of discussion that was happening the participants that were there, the conversations happening out in the common area, you know, were just above and beyond, because you guys curated a small audience of people that were truly interested and dedicated, whether they were investors or bankers or just enthusiasts. So that was really incredible. But I think that there is a lot of value to being present in person. People will come and talk to you about things in person, or the conversations will just naturally go different directions. And much like a lot of the activity in Bitcoin, you know, will happen in seven to 10 days out of the year, I think you're going to start seeing that in the treasury space too, right? It's these types of events coming together, right, where there's an opportunity for Semler and Strive to connect, because they're both in the same city, they get to have the conversation. You figure out, if there's an aligned vision there, can you see a future where you can generate significantly outsized value by combining forces and becoming one entity? You know, those are the moments you need to be ready for. And then on the other side of that, you need to have a team that's prepared to act, you know. And there's a lot of unsung heroes on the Strive side of this, you know, like our chief legal officer, our CFO, and there's a whole bunch of people. Those guys have been run ragged, and they are still enthusiastic, and they are pushing forward, and they're making things happen because they understand how important this period of time is. Right? We are in that digital Capital Gold Rush right now, and there's a period of time where companies are going to be able to separate themselves from the pack and show the market that you can generate a truly unique value proposition that they're not going to see with any other team. And that, to me, is what's so important about being able to be present, right? It's that outcome, and it's showing that your team is always ear to the ground. You're looking for the right opportunity, but more importantly, when it comes you act.

Joe Burnett  25:56

Yeah, I agree with everything that you guys just said. I mean, the unconference for me, was an incredible experience. And the fact that this, you know, the seeds for this deal were kind of planted at that conference just kind of shows how great of a conference, Tim and Ed, you guys put on an incredible. When it comes to like, in person and virtual events. I think it's a balance, right? You can build, you know, incredible relationships in person at these conferences, and then you can also build a lot of relationships really fast, potentially on the internet. And you know, we are talking about digital capital. The digital transformation of investor relations and social media and X have become so powerful, and podcasting in general has become so powerful over the last 10 years that it's a very valuable asset that I think has kind of just been undervalued by broad, you know, part of the market for so long, just because it's new, it's experimental, it's, you know, untested. And it makes a lot of sense for, you know, smart, innovative companies to be doing the digital transformation of Investor Relations and so on and so forth. So I think it's a balance. You know, I've been to many Bitcoin conferences over the years, and they're slowly evolving into, you know, different things. And, you know, again, I think Tim, you did, you did a fantastic job with with the Unconference.

Tim Kotzman  27:12

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Matt Cole  27:58

Tim, do you have any stories to tell from from the unconference?

Tim Kotzman  28:05

On the spot, stories that are okay for television and YouTube and the internet.

Jeff Walton  28:13

It seems like PUBKEY was a big hit as well. I went over there once, it was like lying out the door and just absolutely slammed. So there's a couple after party events that were popping off

Matt Cole  28:24

too, and my sincere apologies for not making it there. This Semler deal started cooking, and I had to, I had to do a change of plans.

Tim Kotzman  28:36

Yeah, I think it waxed and waned at pub key, because whenever I got there, I forget what time it was. I just kind of walked right in. You could kind of walk to the to the back, and walk back. And, I mean, it was very busy, but it wasn't line out the door. So I think hats off to the PUBKEY crew. That kind of said, Hey, we've dealt with parties of 500 people, and you know, there might be a line out the door, but when it's that busy, people don't like stay for days on end, so it just kind of all works itself out. So I think that was super cool. We had an event where we had a few Bitcoin Treasury companies present, like, a five minute presentation, followed by five minutes of Q and A with some, you know, accredited investors, qualified purchasers on whatever the morning was after Thursday morning, and that was standing room only in the back. So that was pretty cool to just see people showing up in person for something like that. Not surprising, but very cool. The event itself was, I mean, Adrian took it to the next level. I posted late last night, or maybe reposted this morning, that one of the other media outlets reached out to me, and I kind of posted what they what they said, which was something to the effect of, you know, this guy has been in the Bitcoin event space for a long time, and he said, You guys just took it technically to the next level. And that was all Adrian like. I saw the mock up, but when I saw that, like in the round stage with the, you know, the letters on it, I was like, this is going to be wild. And then I told a few people the night before, I said, I have three goals for tomorrow, in no particular order. I want to make sure Michael's happy. I want to make sure the audience in the room is happy. And I really hope the live stream just looks incredible. And I think hopefully we just knocked it out of the park on all of those, I was basically just walking around the entire day saying to people in the room, did you have you seen the live stream? And they're like, No, I'm here in person. I'm like, it looks awesome. So Adrian and his team, you know, hats off. It definitely was, was noticed and super excited to be working with Ed and Adrian and Ted and Annalise and the team. And really hats off to Ed, like he pulled together Ted and Annalise. And I didn't know who these cats were, right? I was like, oh, what we're doing a conference and these, yeah, great. Go, go, go. I mean, there were to your points, right? A couple of not a lot of sleep nights, or just busy days where, you know, I'm like, I get plenty of sleep. I sleep really well at night, because it was a sprint in less than three months. But yeah, you can just do things. Matt's here just doing things. We're all here just doing things. Super excited, and I know that it meant a lot to Ed and a lot to PUBKEY, to get, to get sailor down there, right, signing the wall and spending some time with everyone. I think that was really special. And just the fact that everyone was so engaged, right, anyone who wanted a picture with Saylor just kind of went up and there was that professional photographer, bud. And I mean, the pictures, it's like the live stream, looked great. The photos look great. There's just like so many incredible Bitcoiners, and that's probably, as I'm rambling, the whole point, like all of these guys and gals are Bitcoiners, and that's really what you saw brought to life. And yeah, super, super happy, super excited for January, and looking to do a lot of digital events between now and then, not too many. Matt, I know once a month is probably too much, but yeah, lots of lots of fun stuff on the horizon.

Ben Werkman  32:10

Yeah, we got to make sure you stop doubling your time on the digital conferences where you're going to be on there for a week straight interviewing people, because you just seem to keep increasing it. But the one thing that I think I saw that you guys did better than anyone that I've seen is you effectively curated a multi day experience for people. So when you have an event like that, and you have people that are traveling and coming in for multiple days, what you guys did was you created opportunities all throughout, like a three day period, for people to continuously interact with both the people that are participating at the conferences and all the attendees. It gave people that ability to get those personal connections with each other in casual settings. And I think that for a lot of people, is what really makes the experience is that level of access, you know, to the people in the names that they've gotten to know over time in this space, and I think that was really incredible. One thing that was pretty funny to me, and I'll share this one, was I was talking to Tim's girlfriend backstage, and I asked her, I go, so what do you think when Tim comes to you with these ideas and he goes, I'm gonna throw a conference. You know, never done it before, but I'm gonna launch one. And she goes, Well, by the time he told me he'd already tweeted that he was doing it, so he was locked in, and there really wasn't anything I could do about it. So I found that to be pretty funny. Tim's a, uh, an action. First he gets himself committed to something, and then he just follows through, which is incredible. So hats off to you, Tim.

Jeff Walton  33:37

Great work. Great work. One thing that I've noticed a lot of people talking about just broadly is they're like, searching for a Bitcoin job. And what I think a lot of people don't necessarily realize is, once you like, once I quit my job in reinsurance, and I didn't technically have a job, I found out, and I noticed real quickly that I was actually working for the network, like, if you're talking about Bitcoin, you're working for the network. If you're attending these conferences, you're working for the network, like you're putting your energy into the Bitcoin network. And I encourage people to reframe their perspective that way, because the we're breaking walls in every sort of way. And there's a lot of opportunity in various different places to continue to infiltrate that maybe it be traditional finance or media, or what everybody on this screen is doing. Everybody's found their way to kind of push this network forward in in in a in a vein where their background provides more value. So you kind of have to start somewhere, and the easiest place to do it is by talking to people and attending these events. So I would encourage anybody to go talk to these people in person. It's a lot harder to infiltrate somebody's DMS than it is to meet somebody in person. I probably talked to 150 people while I was at your conference, Tim, and you know, most of them were just saying, Hi, nice. You know, nice to meet you. Thanks for being here. Thanks for doing what you do. And then a few of them were, like, actual potential value add business ideas, or, you know, conversations that that were very intriguing. So I just would leave people with that, it's very valuable to attend these in person, like, if you want to break into this space, it's worth a little bit of investment. Yeah, New York's expensive, but you learn a lot. You get to meet a lot of people, and there's a lot of personal value and value to the network. By being at those events.

Joe Burnett  35:54

You brought up the the idea of network effects, and how you know bitcoin is, you know, a monetary network in itself, and network effects like have these virality concepts involved to where they can actually go viral. And it kind of reminded me of, you know, if you look at, you know, Strategy's performance over the last five years or so, it's done incredibly well. And, you know, I don't know how many, like titans of industry, whether it's banking or technology or oil and gas or whatever else, where the leader of the industry is going out there and proclaiming, you know why Bitcoin or is important, and then highlighting their exact business model and saying, Hey, copy me. You know, borrow dollars, buy bitcoin. Issue preferred equity, buy bitcoin. And still, it took four years, really, for someone to copy them to, you know, a similar scale. And it's just funny how it, you know, it takes courage to adopt a Bitcoin standard and to adopt Bitcoin as a hurdle rate. But once it gets going and the network effects kick in, and the virality starts to happen, then this thing could really get going

Jeff Walton  36:59

And Bitcoin's strong, right? We're going to be here where the price of Bitcoin can be very volatile, and I'm sure we're going to have volatility, the upside volatility the downside, and we're going to have to figure out what to do among those different paths. But we have that optionality, and we have a strong balance sheet, and the bringing together of these two balance sheets into one, it increases credit quality, increases optionality, increases everything that we could potentially do in terms of financing and capital market activity, and that's just an exciting place to be like we don't we're not dependent on future cash flows of, you know, some AI chips that our company is making. And, you know, we have the competition of all these, you know, different countries that are racing to get this stuff out the out the market. So, yeah, it's just so, so powerful. And it will, it will continue to grow and have this kind of snowball effect. Is similar to, I mean, Strategy went from $500 million to $75 billion in five years. Now, what if you have 20 companies do that? That's and let's just say strategy goes from 70 billion to 300 billion, and you have 25 companies go from 500 million to 75 billion. Like the landscape of the financial market looks completely different. So I'm just excited about the next five years and the next decade as everybody is operating in this space.

Matt Cole  38:30

Yeah, and what's also interesting to me about just going back to the merger here for a second, is that both sides could have done nothing have a massive amount of bitcoin on each side, like, like, like, you could do nothing, and you still are powered by Bitcoin. And so I think that even though I think this is extremely innovative, and people are gonna be writing about this and learning about this for probably decades, and it probably will kick start over the next few years. Other MMA activity in this space, but not because it has to be done. It's because it's all about thinking through the goals here. The goals being, how do I increase on both sides, Bitcoin per share over the long run? How do I outperform Bitcoin over the long run? How do I get the best balance sheet together to accelerate, because we are in this digital gold rush era. So in this gold rush era, you are incentivized to be able to move faster, but even having 5000 Bitcoin on your balance sheet, you're good, you're good at that point. But, but I think what I like about this space is that I know, for you guys and for us, like good isn't enough. It's like you're striving for excellence, right? And you're striving for true value maximization. You see teams of people that that executed that space at speed, and what they're able to do, Strategy, MetaPlanets of the world do. People that just they don't stop, they don't they're not satisfied with the status quo. And that is extremely energizing, even when you don't sleep for several days.

Ben Werkman  40:14

I think what you want to see out there, and what you're seeing with some of the companies that are separating themselves, is you want the teams that execute when everyone else is starting to think it's over, right? When you have true conviction in something the time that you show that is not when everything's going great. It's not when the entire industry is ripping it's not when bitcoin is blasting through all-time highs everybody's excited during that time period. It's when things quiet, it's when things settle. It's when the market starts to lose faith. You see the premium starting to come down. You know, everyone thinks it's over, and we've been through many of these cycles, right? This isn't the very first one, but I would say that this was one that started to get a little lower on sentiment than I've seen in the past. What you want to see during these time periods are which companies are continuing to press forward, because that's what tells you that they have a long-term vision that they're executing towards. This is just a speed bump on the road to something that's much greater, right? It might slow a lot of people down, but it's also where opportunities created. This opportunity being one of them, right? This probably wouldn't have happened if bitcoin was just blasting through all time highs. And so the teams that are willing to tune out the noise to look forward 10 years, 20 years, and look at what's possible and how they want to chart that course and then continue to execute on that during the times when everybody else thinks it's time to play safe. Those are the companies that you want to be on the ride with. And there's no doubt that these transactions are incredibly complex. I think that the market's been learning that now for several months, because we're seeing new types of financings coming out, we're seeing the timelines that come along with those. These are incredibly complex instruments, but that's why this isn't an area that you really come into for a trade. And if I had to highlight one thing that I think that the whole Treasury movement may have initially caused a negative into the market is I think it took away what people initially had already ingrained in their minds about Bitcoin, with it being an incredibly long duration asset, right? You're focusing on this for years. You're taking devaluing dollars, you're putting it in Bitcoin. You close your eyes. You don't care about the day to day, because directionally, you know where this is going. And when it became about equities, I think people turned on the trading mind, and they started looking at these as opportunities to trade, and there's a space for that. If that's your style, there's certainly a space for that. But for the people that are looking at this as a way to potentially outperform Bitcoin over the long term, you have to keep that Bitcoin mindset right. There's going to be bad weeks, there's going to be bad months, there's going to be bad quarters. But what you're doing during that time and setting yourself up on a path for success, and getting all the tools in place and the scale that you need to really be successful, you know, if you continue to hyper focus on that, and you execute every day of the week and you keep showing up, that's what's going to generate it. I can't imagine Saylor loved it when they were writing articles about, you know, how he bet big and he lost, and, you know, everyone had ruled him out, and Strategy was going down, and everyone's calculating his liquidation prices and all these things, right? And what did he do? He kept buying Bitcoin, he kept finding ways to buy bitcoin, and he pushed forward. And now he's in a completely different space. So I think that's what's so incredible about where we are in this market today, is this is going to be that time period. I think that separates most of these companies, and you find out exactly what they're made of here.

Jeff Walton
100%.

Matt Cole  43:53

I think what you said Ben is even, in my view, why the hurdle rate started and it was taking that long term view in a market, and this isn't a criticism on any trader or investor, but a market that is so volatile that it invites and it's and it requires a focus to not get into that mindset, but to keep your mind on the long term goal here, both From the company's perspective of of if the company itself is trying to focus on short term movements over the course of a month, in my view, it will fail. And you've taken the longest duration trade that I think is as close to a sure bet as you could get, and you've given it to the volatility gods, and you've flipped a coin and and you can't do that, and that's why, you know, we always are obviously talking about perpetual preferred equity instruments, right? A perpetual trade to be short the dollar and long Bitcoin on a levered basis, and thinking in years and decades, and building something that's truly great. Yeah, and and knowing that while you're doing that, you're building something that's amplified Bitcoin, an amplified, high volatility asset. And so you have to have deep conviction. You have to have an ability to handle that volatility and understand that like others, others won't. And for me, like, look, I hope that every short-term trader makes money. The reality is, is that probably over, I think it's over, 95% lose money, and that's just a very difficult trade. And so I hope from this education, it's like, hey, good Bitcoin Treasury companies are focused on long term. We're not focused on the short term. That is the mandate. That is how we incentivize the team. We're going to pay the team better if they execute over longer periods of time. Because we think that's actually achievable if you bring in high talented a high talented group of people. But it's it's extremely important, and I do think that when you have these lull periods, you start to see people that have put on, you know, trades that maybe they shouldn't and, and I'm not negative about it. My point is I want to educate these people and say, Hey, start to train your mind to think about the long run. Because if you can do that, you can rebuild and you can and you can do it the right way, and not get rich quick, but get rich over the long run by aligning your own investment with the incentives of the investments that you're investing in.

Jeff Walton  46:27

I mean, that's how the whole world should prosper. That should get wealthy over the long run not get rich quick is you gotta win or loser generally, in most circumstances, and like a sustainable path forward is just long trajectory over time, thinking about storing your wealth in a more efficient way. So yeah, definitely would emphasize that, Matt, you said one thing prior to this that I thought was also very profound. Both of these companies could have done nothing right? Strive and Semler, could have done nothing. And I thought that was a very profound because this transaction worked, because it was a Bitcoin company acquiring a company that had Bitcoin, if there, if there were a non-Bitcoin company that were to come to Eric or you guys, Joe, you probably would have said no, and you're like, This doesn't make any sense. Like, this isn't aligned with where I want to go. This isn't like, I've got 5,000 Bitcoin, like, go away. But the the sum of the parts can create something greater, and that's where the opportunity was, and that, I think that's pretty profound. It's like any future M&A in this space is going to be Bitcoin company to Bitcoin company. We're not going to I think there's a very low likelihood that we see, you know, these other companies come in with these bids to buy Bitcoin companies and then sell off the Bitcoin and do something else. Because the people, the people in charge and running these companies, know that the Bitcoin has value and has value for the long run. So it's cool. There's this like synergy within the market itself to work, work together from that perspective. So yeah, really unique.

Joe Burnett  48:18

Yeah. One last thought on the idea of time preference and thinking long term. I think, you know, a lot of people forget, or they don't really realize, like Saylor and Strategy are partially pivoting away from convertible debt towards perpetual preferred equity because they want to borrow money at an infinite duration, like the four to five years or six years was too short term for them, and, you know, invited additional risks that they didn't expect or that they didn't prefer to have. And so that's why they've partially why they've pivoted toward the preferred equity model. And so, when you are out there trying to day trade a, you know, Amplified Version of Bitcoin that has, you know, a perpetual time horizon that may not work out with you. When Bitcoin happens to go up one day and MSTR or whatever happens to go down that day, it's like, that's not how that, you know, security was designed, and that's not necessarily how it's going to trade on a daily basis. So I find that funny. Like, you know that's part of the reason why he went to perpetual pervert equity, because his time horizon is that long. But with that said, like he still executes, and all these Bitcoin treasuries companies do and Strive and Semler like, execute on a daily basis to figure out creative, unique ways to increase Bitcoin per share, because I completely agree. You know, both companies could have just sat there, done almost nothing, and probably outperformed the S&P500, you know, real estate and all these other fixed income and all these other traditional asset classes, yet bitcoin is the hurdle rate for capital allocation, and we want to generate more Bitcoin per share for time. And that's why, part of the reason why I'm so excited about this transaction with Strive and Semler.

Jeff Walton

Hell yeah.

Matt Cole  50:08

I have nothing to add to that.

Jeff Walton  50:12

Wrap it there.

Tim Kotzman  50:13

Closing thoughts, or we'll wrap it. This has been the hurdle rate for September, 22 2025 thanks everybody for listening, watching for Ben Werkman, Joe Burnett, Jeff Walton, and Matt Cole. I'm Tim Kotzman, we'll see you next week. Bye.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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